UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                          CHARYS HOLDING COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    161420104
                             ----------------------
                                 (CUSIP Number)

                                 April 21, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    Name of Reporting Persons
      I.R.S. Identification Nos. Of Persons (Entities Only)

            Steven Posner
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2.    Check the Appropriate Box if a Member of a Group (see Instructions)
      (a)  |_|
      (b)  |_|
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3.    SEC Use Only

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4.    Citizenship or Place of Organization

            U.S.A.
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                   5.    Sole Voting Power
  Number of              1,550,000*
   Shares      -----------------------------------------------------------------
Beneficially       6.    Shared Voting Power
  Owned By               0
    Each       -----------------------------------------------------------------
  Reporting        7.    Sole Dispositive Power
   Person                1,550,000*
    With:      -----------------------------------------------------------------
                   8.    Shared Dispositive Power
                         0

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            1,550,000*
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (see Instructions)
                                                                             |-|
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

            9.8%

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12. Type of Reporting Person (see Instructions)

            IN
--------------------------------------------------------------------------------

* The aggregate beneficial ownership reported hereby includes 125,000 shares issuable upon exercise of currently exercisable warrants, 200,000 shares of common stock beneficially owned by the Reporting Person by virtue of his 50% ownership interest in Growth Management Inc., and 625,000 shares of common stock issuable upon conversion of a convertible debenture held by the Reporting Person.

Item 1 (a)  Name of Issuer:

            Charys Holding Company, Inc.

Item 1 (b)  Address of Issuer's principal executive offices:

            1117 Perimeter Center West, Suite N415
            Atlanta, Georgia 30338

Item 2 (a)  Name of person filing:

            Steven Posner

Item 2 (b)  Address of principal business office or, if none, residence:

            c/o Platinum Advisers Services, Inc., 10800 Biscayne Boulevard,
                Suite 350, Miami, Florida 33161

Item 2 (c)  Citizenship:

            United States

Item 2 (d)  Title of class of securities:

            Common Stock

Item 2 (e)  CUSIP No.:

            161420104

Item 3.

      (a)|_| Broker or dealer registered under section 15 of the act (15 U.S.C. 78o).

      (b)|_|  Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C. 78c).*

      (c)|_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d)|_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)|_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(e);

      (f)|_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(f);

      (g)|_| A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(g);

      (h)|_| A savings association as defined in section 3(b) of the federal deposit insurance act (12 U.S.C. 1813);

      (i)|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the investment company act of 1940 (15 u.s.c. 80a-3);

      (j)|_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

            A.    Amount
                  Beneficially
                  Owned:

                  1,550,000

            B.    Percent of Class:

                  9.8%

            C.    Number of shares
                  as to which the
                  person has:

                  (i)   sole voting power:

                        1,550,000

                  (ii)  shared voting power:

                        0

                  (iii) sole dispositive power:

                        1,550,000

                  (iv)  shared dispositive power:

                        0

Item 5.    N/A

Item 6.    N/A

Item 7.    N/A

Item 8.    N/A

Item 9.    N/A

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of our with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2006


                                            /s/ Steven Posner
                                            ------------------------------------
                                            Steven Posner